NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange
hereby notifies the SEC of its
intention to remove the entire class of
the stated securities from listing and
registration on the Exchange at the
opening of business on May 14, 2013,
pursuant to the provisions of
Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the
entire class of this security was redeemed or expired on April 29, 2013.

The removal of the Preferred Stock Purchase
Rights of SANDRIDGE ENERGY, INC. is
being effected because the Exchange knows or is reliably informed that on April 29, 2013. all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on
April 29, 2013.